
GRUPO MODELO S.A. DE C.V.
MEXICO

GRUPO MODELO, S.A. DE C.V.


05005555

January 31, 2005

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
<u>Rule 12g3-2(b) File No. 82-34766</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Jorge Siegrist Prado
Title: General Counsel

Enclosure[s] : Press Release

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx


GRUPO MODELO S.A. DE C.V.
MEXICO

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS
Grupo Modelo not engaged in negotiations to purchase Gambrinus

Mexico, City, January 31, 2005. Grupo Modelo—Mexico's leading company in the brewing, distribution and sale of beer—has been exporting its portfolio of beers to the U.S. market since 1979, with its brands having been well received by consumers of high-end imported beers. Over the last eight years, its most popular brand, Corona Extra, has consistently been the number one imported beer in the U.S. market.

Grupo Modelo's beers are imported into the United States through two importers. The Gambrinus Company has been handling Modelo imports for the Eastern United States. Its contract expires in 2006.

Contrary to recent reports, Modelo is not engaged in any negotiation for the purchase of The Gambrinus Company.

However, last year Gambrinus did initiate arbitration challenging the 2006 termination provision of the contract. Grupo Modelo is confident that it will prevail in the arbitration and is currently looking into different alternatives for the import of its products in the East Coast beyond 2006.

Grupo Modelo intends to continue selling its products through the existing network of valuable distributors and wholesalers.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% total market share (including domestic and export markets) as of December 31, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser

and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Contact

José Parés (5255) 5283-3600 x.2839

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com